Filed by Boston Scientific Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Guidant Corporation

Commission File No.: 001-13388

The following message, along with copies of the press releases relating to Boston Scientific’s submission of a definitive offer to Guidant and entry into a binding definitive agreement with Abbott (each of which has been separately filed with the Securities and Exchange Commission), was distributed to Boston Scientific’s employees on January 8, 2006.

From: COMCAST

Sent: Sunday, January 08, 2006 4:20 PM

To: All Users - World Wide

Subject: Update on Guidant Acquisition Proposal

NOTE TO MANAGERS: For those employees who do not have access to email, please distribute this information and post in common areas.  COMCASTS are confidential and intended for internal Boston Scientific use only.  Please do not copy, distribute or forward outside the Company.  Thank you.

TO:	All Boston Scientific Employees
FROM:	Jim Tobin
DATE:	January 8, 2005
SUBJECT:	Update on Guidant Acquisition Proposal

I am very pleased to let you know that today we made two important announcements about our proposal to acquire Guidant:

First, we announced that Boston Scientific has submitted to Guidant a definitive offer to acquire all the outstanding shares of Guidant for a combination of cash and stock worth $72 per Guidant share, or $25 billion total.  In essence, this offer formalizes the initial proposal we announced on December 5th to acquire Guidant.  The definitive offer has been approved by Boston Scientific’s Board of Directors, and will now be reviewed by Guidant’s Board of Directors.  As you know, Guidant has previously entered into an agreement to be acquired by J&J.  If the Guidant board decides to accept our offer, J&J will have an opportunity under its contract with Guidant to respond.  While we have no way of knowing what J&J will do, we are optimistic that our offer will prevail.  If it does, the agreement will require approvals from U.S. and European regulatory agencies, as well as Boston Scientific and Guidant shareholders.  We believe that all necessary approvals can be obtained rapidly and that the transaction will close in the first quarter of 2006.

We also announced that Boston Scientific has entered into a binding definitive agreement with Abbott Laboratories, under which Abbott will purchase Guidant’s vascular intervention and endovascular businesses, assuming completion of our proposed acquisition of Guidant.  As part of this agreement, Boston Scientific will share rights to Guidant’s drug-eluting stent (DES) portfolio with Abbott, providing us a second DES platform.

These actions follow the completion of due diligence, which involved a review of Guidant’s businesses and operations around the world by a team from Boston Scientific, together with its legal and financial advisors.  We are satisfied with the results of this review, which confirmed our belief in the underlying value of the company and the significant long-term potential we see in a Boston Scientific/Guidant combination.  Although Guidant faces challenges, we are confident that with the combined experience of our two organizations we will be able to manage them effectively and generate substantial growth for shareholders of the combined company.

The combination of Guidant and Boston Scientific will create a global leader in cardiovascular devices, accelerating diversification and growth.  We are bringing together Guidant’s leadership position in the fast-growing, underpenetrated cardiac rhythm management business with the strength of Boston Scientific’s cardiovascular, endosurgery and neuromodulation businesses.  We are confident that the shareholders, employees and customers of both Guidant and Boston Scientific will realize substantial benefits from this compelling combination.

We will continue to keep you informed of developments.  For more information on today’s announcements, please see the attached press releases.

Information on Monday’s webcast

Boston Scientific senior management will discuss these announcements with analysts and investors on a webcast/conference call at 9:00 a.m. ET Monday as detailed in the first press release below.  Viewing of the webcast or listening to the conference call should only be done in groups from conference rooms.  Please do not log into the webcast or call the conference call numbers listed in the press release individually from your offices, as this will impact the performance of the network.  For employees located in Natick, Marlborough and Maple Grove, arrangements have been made for you to listen to the webcast in the Natick cafeteria, Marlborough auditorium, and in the Weaver Lake 3 Conference Center in Maple Grove.  A replay of the webcast will be available Monday afternoon on our Corporate Intranet.

Additional Information

This material is not a substitute for the prospectus/proxy statement and any other documents Boston Scientific and Guidant would file with the SEC if a definitive agreement with Guidant is executed.  Investors and security holders are urged to read such prospectus/proxy statement and any other such documents, when available, which would contain important information about the proposed transaction.  The prospectus/proxy statement would be, and other documents filed or to be filed by Boston Scientific and Guidant with the SEC are or will be, available free of charge at the SEC’s website (www.sec.gov) or from Boston Scientific by directing a request to Boston Scientific Corporation, One Boston Scientific Place, Natick, Massachusetts 01760-1537, Attention: Milan Kofol, Investor Relations.

Boston Scientific is not currently engaged in a solicitation of proxies from the security holders of Boston Scientific or Guidant in connection with Boston Scientific’s proposed acquisition of

Guidant or in connection with Johnson & Johnson’s proposed acquisition of Guidant.  If a proxy solicitation commences, Boston Scientific, Guidant and their respective directors, executive officers and other employees may be deemed to be participants in such solicitation.  Information about Boston Scientific’s directors and executive officers is available in Boston Scientific’s proxy statement, dated April 4, 2005, for its 2005 annual meeting of stockholders.  Additional information about the interests of potential participants will be included in the prospectus/proxy statement Boston Scientific and Guidant would file if a definitive agreement with Guidant is executed.